SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

REPORT ON FORM 6-K DATED MAY 12, 2011

Commission File Number: 000-51183

SHAMIR OPTICAL INDUSTRY LTD.
(Translation of Registrant's Name Into English)

Kibbutz Shamir, Upper Galilee, 12135
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F ☒   Form 40-F ☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ☐  No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-_______)

This report on Form 6-K is hereby incorporated by reference into the registration statements on Form S-8 filed by the Registrant with the Securities and Exchange Commission on September 28, 2006 (File No. 333-137628), on September 10, 2007 (File No. 333-137628) and on September 10, 2008 (File No. 333-153396).

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Shamir Optical Industry Ltd. (Registrant)

Date: May 12, 2011	By:	/s/ David Bar-Yosef
David Bar-Yosef, Advocate
General Counsel

Investor Relations Contacts: Roni Gavrielov KM / KCSA Investor Relations +972-3-516-7620 roni@km-ir.co.il	Jeffrey Goldberger/Marybeth Csaby KCSA Strategic Communications 212-896-1249/212-896-1236 jgoldberger@kcsa.com / mcsaby@kcsa.comm

Shamir Optical Industry Ltd. to Host
First Quarter 2011 Earnings Conference Call

KIBBUTZ SHAMIR, Israel, May 12, 2011 – Shamir Optical Industry Ltd. (NASDAQ: SHMR) expects to issue its first quarter 2011 earnings press release on Thursday, May 19, 2011, and has scheduled a conference call to discuss those results at 10:00 A.M. ET that morning.

The conference call will be broadcast live as a listen-only webcast. To listen live, please go to www.kcsa.com approximately five minutes before the conference call is scheduled to begin. You will need to register, and may need to download and install the required audio software. The webcast will be archived for 30 days following the call.

About Shamir

Shamir is a leading provider of innovative products and technology to the spectacle lens market. Utilizing its proprietary technology, the company develops, designs, manufactures, and markets progressive lenses to sell to the ophthalmic market. In addition, Shamir utilizes its technology to provide design services to optical lens manufacturers under service and royalty agreements. Progressive lenses are used to treat presbyopia, a vision condition where the eye loses its ability to focus on close objects. Progressive lenses combine several optical strengths into a single lens to provide a gradual and seamless transition from near to intermediate, to distant vision. Shamir differentiates its products from its competitors' primarily through lens design. Shamir's leading lenses are marketed under a variety of trade names, including Shamir Genesis(TM), Shamir Piccolo(TM), Shamir Office(TM), and Shamir Autograph(TM). Shamir believes that it has one of the world's preeminent research and development teams for progressive lenses, molds, and complementary technologies and tools. Shamir developed software dedicated to the design of progressive lenses. This software is based on Shamir's proprietary mathematical algorithms that optimize designs of progressive lenses for a variety of activities and environments. Shamir also has created software tools specifically designed for research and development and production requirements, including Eye Point Technology software, which simulates human vision.